                      Securities and Exchange Commission

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                        Natural Microsystems Corporation
           --------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   638882100
           --------------------------------------------------------
                                (CUSIP Number)

                               Kent Jamison, Esq.
                            Locke Liddell & Sapp LLP
                          2200 Ross Avenue, Suite 2200
                              Dallas, Texas 75201
                                (214) 740-8416
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               November 2, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    Exhibit Index is located at page 4 herein.

                        (Continued on following page(s))



                                                               Page 1 of 5 Pages

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Cusip No. 638882100
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Steve W. Shepherd
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States of America
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           245,000 (See Item 5)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                 0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power           245,000 (See Item 5)
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                 0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     245,000 (See Item 5)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     2.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------

                                                              Page 2 of 5 Pages

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Cusip No. 638882100
          ---------


Item 1.  SECURITY AND ISSUER.

         Not amended.


Item 2.  IDENTITY AND BACKGROUND.

         Not amended.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not amended.


Item 4.  PURPOSE OF TRANSACTION.

         Not amended.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended as follows:


     (a)-(b) The Reporting Person has (i) sole voting power with respect to 245,000 shares of Common Stock of Natural Microsystems Corporation (the "Common Stock"), constituting 2.2% of the 11,110,000 outstanding shares of Common Stock and (ii) sole dispositive power with respect to 245,000 shares of Common Stock, constituting 2.2% of the 11,110,000 outstanding shares of Common Stock. Pursuant to Rule 13d-2(b), the Reporting Person will not make an additional Schedule 13D filing unless the Reporting Person hereafter becomes the beneficial owner of more than 5% of the Common Stock and is required to file pursuant to Rule 13d-1.

     (c) On October 19, 1999, the Reporting Person sold 20,000 shares of Common Stock through the brokerage firm, Salomon Smith Barney, for the sum of $397,800. On October 20, 1999, the Reporting Person sold 40,000 shares of Common Stock through Salomon Smith Barney for the sum of about $860,000. On November 1, 1999, the Reporting Person sold (i) 30,000 shares of Common Stock through Salomon Smith Barney for the sum of about $825,000 and (ii) 20,000 shares of Common Stock through Salomon Smith Barney for the sum of about $550,000. On November 2, 1999, the Reporting Person sold (i) 50,000 shares of Common Stock through Salomon Smith Barney for the sum of about $1,368,750 and (ii) 52,000 shares of Common Stock through Salomon Smith Barney for the sum of about $1,417,000. On November 3, 1999, the Reporting Person sold (i) 64,500 shares of Common Stock through Salomon Smith Barney for the sum of about $1,918,875 and (ii) 58,000 shares of Common Stock through Salomon Smith Barney for the sum of about $1,725,500. On November 4, 1999, the Reporting Person sold 5,000 shares of Common Stock through Salomon Smith Barney for the sum of $140,935. On November 5, 1999, the Reporting Person sold 51,000 shares of Common Stock through Salomon Smith Barney for the sum of about $1,555,500. On November 8, 1999, the Reporting Person sold 159,500 shares of Common Stock through Salomon Smith Barney for the sum of about $5,323,313.
On November 9, 1999, the Reporting Person sold 30,000 shares of Common Stock through Salomon Smith Barney for the sum of $1,059,375. On November 10, 1999, the Reporting Person sold 25,000 shares of Common Stock through Salomon Smith Barney for the sum of $890,625.

     (d)  Not applicable.

                                                              Page 3 of 5 Pages

Cusip No. 638882100
          ---------


     (e)  Not applicable.

Item 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Not amended.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.




                                                              Page 4 of 5 Pages

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED: November 12, 1999

                                       /s/ Steve W. Shepherd
                                       ----------------------------------------
                                       Steve W. Shepherd





                                                              Page 5 of 5 Pages